SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TIVO SOLUTIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

2% CONVERTIBLE SENIOR NOTES DUE 2021

(Title of Class of Securities)

888706 AF5

(CUSIP Number of Class of Securities)

Wesley Gutierrez

Treasurer

TiVo Solutions Inc.

2160 Gold Street

San Jose, CA 95002

(408) 519-9100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With a Copy to:

Jon Gavenman, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$230,000,000	$23,161

(1) Estimated for purposes of calculating the filing fee only. This amount is calculated as the sum of (a) the aggregate outstanding principal amount of the 2% Convertible Senior Notes due 2021 (the “Notes”), plus (b) accrued and unpaid interest on the Notes through October 11, 2016, the day prior to the currently anticipated repurchase date.

(2) The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Form or Registration No.: Not Applicable
Filing Party: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by TiVo Solutions Inc., a Delaware corporation (f/k/a TiVo Inc.) (the “Company”), and relates to the offer (the “Offer”) by the Company to repurchase for cash all of its outstanding 2% Convertible Senior Notes due 2021 (the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of September 22, 2014, between the Company and Wells Fargo Bank, National Association, as trustee (referred to herein alternatively as the “Trustee” or the “Paying Agent”), as amended by the First Supplemental Indenture, dated as of September 7, 2016, among the Company, TiVo Corporation, a Delaware corporation (“TiVo Corporation”), and the Trustee (such Indenture as so amended and as further amended, supplemented otherwise modified from time to time, the “Indenture”), pursuant to which the Company issued the Notes; (2) the Notes; and (3) the Fundamental Change Notice and Offer to Repurchase, dated as of September 13, 2016 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Repurchase Notice”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Repurchase Notice is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the section of the Repurchase Notice captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is TiVo Solutions Inc. The Company is a wholly owned subsidiary of TiVo Corporation. The address of the principal executive offices of the Company is 2160 Gold Street, San Jose, California 95002. The telephone number of the Company at its principal executive offices is (408) 519-9100. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Company” is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to repurchase all of the outstanding 2% Convertible Senior Notes due 2021. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Notes” is incorporated herein by reference. As of September 13, 2016, there was $230,000,000 in aggregate principal amount of the Notes outstanding.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange and there is no established trading market for the Notes and trading in the Notes has been limited. Under certain circumstances, the Notes are exchangeable for cash and the common stock of TiVo Corporation, which trades on the NASDAQ Global Select Market under the symbol “TIVO”. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Notes—Market for the Notes and the Parent’s Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. In addition, the information set forth in Schedule A in the Repurchase Notice is incorporated herein by reference. The Offer is an issuer tender offer and, accordingly, the Company is both a filing person and the subject company. The address of the principal executive offices of the Company is 2160 Gold Street, San Jose, California 95002. The telephone number of the Company at its principal executive offices is (408) 519-9100.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)	Tender Offer. (i)-(xii) The information set forth in the Repurchase Notice under “Summary Term Sheet” and the following sections under “Important Information Concerning the Offer” are incorporated herein by reference: “Information Concerning the Notes,” “Procedures to be Followed by Holders Electing to Tender Notes for Repurchase,” “Right of Withdrawal,” “Payment for Tendered Notes,” “Notes Acquired,” “Purchases of Notes by the Company and Its Affiliates,” “Material United States Tax Considerations,” “No Solicitations,” “Definitions” and “Conflicts.”

(2)	Mergers and Similar Transactions. (i)-(vii) Not applicable.

(b) Purchases. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the Company’s knowledge, no officer, director or affiliate of the Company is a holder of any Notes.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Notes are governed by the Indenture. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Company” and “Important Information Concerning the Offer—Information Concerning the Notes” is incorporated herein by reference. Except as set forth therein, neither the Company nor any of the Company’s executive officers or directors, is a party to any agreement, arrangement or understanding with respect to any of the Company’s securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of the Company’s securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The purpose of this transaction is to satisfy the Company’s obligation to repurchase all Notes validly tendered and not withdrawn by holders of the Notes pursuant to the terms of the Indenture and the Offer to Repurchase. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Notes—The Company’s Obligation to Repurchase the Notes” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Notes Acquired” is incorporated herein by reference.

(c) Plans. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Plans or Proposals of the Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Payment for Tendered Notes” and “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Notes of the Subject Company.

(a) Securities Ownership. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Section 1008(a) of Regulation M-A.

(b) Securities Transactions. None.

2.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—No Solicitations” is incorporated herein by reference.

None of the Company, any of its affiliates, officers, directors, employees or agents, the Trustee or the Paying Agent makes any representation or recommendation as to whether holders of the Notes should tender or refrain from tendering Notes for repurchase pursuant to the Offer to Repurchase.

Item 10. Financial Statements.

(a) Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to sell its Notes to the Company because, among other reasons, the consideration being paid to the holders tendering Notes consists solely of cash, the Offer is not subject to any financing conditions, and the Offer is for all outstanding Notes.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Not applicable.

(2)	The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—No Solicitations” is incorporated herein by reference. To the knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in connection with the tender offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b) Other Material Information. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Plans or Proposals of the Company” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)	Fundamental Change Notice and Offer to Repurchase dated as of September 13, 2016.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 22, 2014, between TiVo Solutions Inc. (f/k/a TiVo Inc.) and Wells Fargo Bank, National Association, as trustee. Incorporated by reference to Exhibit 4.1 to TiVo Solutions Inc. Current Report on Form 8-K filed September 23, 2014 (Commission File No. 000-27141).

(d)(2)	First Supplemental Indenture, dated as of September 7, 2016, by and among TiVo Solutions Inc. (formerly known as TiVo Inc.), TiVo Corporation and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.1 to TiVo Solutions Inc. Current Report on Form 8-K filed September 8, 2016 (Commission File No. 000-27141).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

3.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2016	TiVo Solutions Inc.

	By:	/s/ Wesley Gutierrez
	Name:	Wesley Gutierrez
	Title:	Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Notice and Offer to Repurchase dated as of September 13, 2016.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 22, 2014, between TiVo Solutions Inc. (f/k/a TiVo Inc.) and Wells Fargo Bank, National Association, as trustee. Incorporated by reference to Exhibit 4.1 to TiVo Solutions Inc. Current Report on Form 8-K filed September 23, 2014 (Commission File No. 000-27141).

(d)(2)	First Supplemental Indenture, dated as of September 7, 2016, by and among TiVo Solutions Inc. (formerly known as TiVo Inc.), TiVo Corporation and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.1 to TiVo Solutions Inc. Current Report on Form 8-K filed September 8, 2016 (Commission File No. 000-27141).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.